# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SYNLOGIC, INC., CIK 0001527599
CUSIP: 87166L209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: PO BOX 30, WINCHESTER, Massachusetts (MA), 01890
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001380585

## Reporting persons
- Radoff Bradley Louis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 520,000; shared voting power 0; sole dispositive power 520,000; shared dispositive power 0; aggregate amount beneficially owned 520,000 (4.4% of the class)

## Item 1. Issuer
Name of issuer: SYNLOGIC, INC.

## Item 2. Person Filing
Name of person filing: This statement is filed by Bradley L. Radoff.
Address of principal business office or, if none, residence: The address of the principal office of Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Citizenship: Mr. Radoff is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on September 30, 2025, Mr. Radoff directly beneficially owned 520,000 shares of Common Stock, par value $0.001 per share (the "Shares").
Percent of class:
The following percentage is based on 11,698,919 Shares outstanding as of August 6, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 8, 2025.

As of the close of business on September 30, 2025, Mr. Radoff beneficially owned approximately 4.4% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (11/13/2025)